SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
SCHEDULE TO
(Amendment No. 2)
_____________
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_____________
CHINA CORD BLOOD CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

KYG211071181
_____________________
(CUSIP Number of Shares Underlying Warrants)
_____________

Albert Chen
+852 3605 8180
albert.chen@chinacordbloodcorp.com
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000
_____________

CALCULATION OF FILING FEE
Transaction valuation* $4,622,180.85	Amount of filing fee $329.56 (1)

*
Estimated for purposes of calculating the amount of the filing fee only. China Cord Blood Corporation (the “Company”) is offering holders of 13,206,231 of the Company’s warrants (the “Warrants”), which consist of (i) 11,289,663 warrants initially issued in the initial public offering of the Company’s predecessor, Pantheon China Acquisition Corp. (“Pantheon”) and (ii) 1,916,568 warrants initially issued to certain of Pantheon’s founding shareholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.0001 per share (“Shares”) by tendering eight (8) Warrants in exchange for one (1) Share.  The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on November 9, 2010, which was $0.35.

(1)	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☑           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☑

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by China Cord Blood Corporation, a Cayman Islands company (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 10, 2010 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed with the Commission on November 19, 2010 (“Amendment No. 1” and together with the Original Schedule TO and this Amendment, the “Schedule TO”).  The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 13,206,231 shares of the Company, par value $0.0001 per share (the “Shares”), to receive one (1) Share in exchange for every eight (8) of our Warrants tendered by the holders thereof. The ratio was selected by the Company to provide the holders of the Warrants with an incentive to exchange the Warrants.  The offer is subject to the terms and conditions set forth in the Offer Letter, dated November 10, 2010 (the “Offer Letter”), a copy of which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Original Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 11,289,663 Shares that were issued in the initial public offering of the Company’s predecessor Pantheon China Acquisition Corp. (“Pantheon”) and warrants to purchase an aggregate of 1,916,568 Shares that were issued in a private placement that closed simultaneously with the initial public offering.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.  You should read this Amendment together with the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00p.m., United States Eastern Time on the evening of Friday, December 10, 2010.  Based on information provided by Continental Stock Transfer & Trust Company, pursuant to the terms of the Offer, 13,020,236 Warrants were tendered in exchange for approximately 1,627,518 Shares.  The Company has accepted for exchange all of the Warrants validly tendered and not withdrawn.  On December 13, 2010, the Company issued a press release announcing the final results of the Offer.  A copy of this press release is filed as Exhibit (a)(5)(F) to this Amendment No. 2 and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1.  Such language is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby by amended and supplemented by adding the following exhibit.

Exhibit Number	Description
(a)(5)(F)	Press Release, dated December 13, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name: Albert Chen
Title: Chief Financial Officer

Date: December 13, 2010

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(F)	Press Release, dated December 13, 2010.